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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45285

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __07/01/2020__ AND ENDING __06/30/2021__
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Herold & Lantern Investments , Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

35 Pinelawn Road Suite 101E

                                              (No. and Street)

Melville	New York	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Keith Lanton, President   631-454-2000
                                                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weisberg, Mole, Krantz, and Goldfarb LLP

                        (Name – if individual, state last, first, middle name)

185 Crossways Park Drive	Woodbury	New York	11797-2040
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Keith Lanton _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Herold & Lantern Investments , Inc. _____ , as

of June 30 _____ , 20 21 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

none

Signature

Presid
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEROLD & LANTERN INVESTMENTS, INC.

REPORT PURSUANT TO RULE 17a-5(d) OF
THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED JUNE 30, 2021

HEROLD & LANTERN INVESTMENTS ,INC.

CONTENTS

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Herold & Lantern Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Herold & Lantern Investments, Inc. as of June 30, 2021, the related statements of income, changes in shareholders equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Herold & Lantern Investments, Inc. as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Herold & Lantern Investments, Inc.'s management. Our responsibility is to express an opinion on Herold & Lantern Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Herold & Lantern Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital pursuant to uniform net capital rule 15c3-1 on page 17 has been subjected to audit procedures performed in conjunction with the audit of Herold & Lantern Investments, Inc.'s financial statements. The supplemental information is the responsibility of Herold & Lantern Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital pursuant to uniform net capital rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weinberg, Wolfe, Kearny & Goldfarb, LLP

We have served as Herold & Lantern Investments, Inc.'s auditor since 2015.

Woodbury, NY
September 21, 2021

HEROLD & LANTERN INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2021

ASSETS

ASSETS		
Cash and cash equivalents	$	1,362,209
Securities owned, at market value		7,811,514
Restricted cash		143,675
Other intangible assets, net of amortization $85,934		29,304
Goodwill		379,343
Furniture, equipment and leasehold improvements, at cost,		
net of accumulated depreciation and amortization of $11,308		18,980
Operating lease right-of-use assets		1,178,759
Other assets		205,132
TOTAL ASSETS	$	11,128,916

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	1,128,000
Due to clearing broker		1,335,520
Operating lease liability		1,225,678
Income taxes payable		13,680
Other liabilities		326,938
Deferred income tax		1,396,794
TOTAL LIABILITIES		5,426,610

Commitments and contingencies - note 7

SHAREHOLDERS' EQUITY	
Preferred stock, $.01 par value; 10,000 shares authorized,	
123 shares issued and outstanding	1
Common stock, $.01 par value; 190,000 shares authorized,	
12,876 issued and 12,088 shares outstanding	129
Additional paid-in capital	3,761,549
Retained earnings	2,272,087
Treasury stock, at cost 1,132 shares	(331,460)
TOTAL SHAREHOLDERS' EQUITY	5,702,306
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 11,128,916

The accompanying notes are an integral part of these financial statements.

HEROLD & LANTERN INVESTMENTS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2021

REVENUE			
Commission and fee income		$	5,139,811
Trading profits and losses			1,960,272
Mutual Fund Fees			1,691,407
Expense Reimbursements			683,877
Clearthrough Income			384,270
Other income			46,791
Interest and dividend income			60,042
TOTAL REVENUE			9,966,470
EXPENSES			
Compensation and benefits	6,422,353		
Office lease expense and utilities	629,936		
Clearing services	430,964		
Office administration and expenses	269,147		
Travel and entertainment expenses	73,284		
Regulatory fees	153,109		
Tickers and quotes	176,870		
Telephone and internet	64,188		
Professional fees	484,865		
Advertising	26,972		
Miscellaneous expenses	30,630		
Equipment lease expense	14,283		
Depreciation and amortization	23,119		
Insurance	34,086		
Subscriptions and dues	11,929		
Interest expense	1,934		
Education	2,105		
TOTAL EXPENSES			8,849,774
INCOME BEFORE PROVISION FOR INCOME TAXES			1,116,696
PROVISION FOR INCOME TAXES			290,185
NET INCOME		$	826,511

HEROLD & LANTERN INVESTMENTS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2021

	TOTAL	PREFERRED STOCK	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK
SHAREHOLDERS' EQUITY - July 1, 2020	$ 1,553,357	$ -	$ 495	$ 438,746	$ 1,445,576	$ (331,460)
Merger with Bernard Herold & Co., Inc.	3,322,438	1	(366)	3,322,803		
Net income	826,511				826,511	
SHAREHOLDERS' EQUITY - June 30, 2021	$ 5,702,306	$ 1	$ 129	$ 3,761,549	$ 2,272,087	$ (331,460)

The accompanying notes are an integral part of these financial statements.

Herold & Lantern Investments, Inc.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 826,511
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	$ 23,119	
Trading profits and losses	(1,960,272)	
Change in operating assets:		
Purchase of securities, net of sales	711,852	
Due to clearing broker	546,705	
Other assets	(36,593)	
Accounts payable and accrued expenses	65,946	
Corporate taxes payable	(12,308)	
Other liabilities	9,092	
Deferred income tax	248,094	
Deferred Rent	(43,330)	
TOTAL ADJUSTMENTS		(447,695)
NET CASH PROVIDED BY OPERATING ACTIVITIES		378,816
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in acquisition of fixed assets		(4,940)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash from merger with Bernard Herold & Co., Inc.		306,333
NET INCREASE IN CASH AND CASH EQUIVALENTS		680,209
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE YEAR		825,675
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE YEAR		$ 1,505,884
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Taxes Paid		$ 54,399
Interest paid		$ 1,934

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Herold & Lantern Investments, Inc. (the "Company"), formerly Lantern Investments, Inc., was incorporated in the State of Delaware in 1992. On November 2, 2020 pursuant to the merger of Bernard Herold & Co., Inc. and Lantern Investments, Inc. the Company was renamed Herold & Lantern Investments, Inc. The Company is a wholly owned subsidiary of Percheron Asset Management Group, Inc. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc (the "FINRA"), the Municipal Securities Rulemaking Board (the "MSRB") and the Securities Investor Protection Corporation ("SIPC"). In this capacity, it executes both principal and agency transactions for itself and its customers on a fully disclosed basis through its clearing broker, Pershing, LLC. The Company does not hold funds or securities for, nor owe funds or securities to, customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

The Company maintains cash with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Deposits with a single brokerage institution are insured up to $500,000 per account type, of which a maximum of $250,000 in cash is insured by the Securities Investor Protection Corp. At times, cash balances may exceed the insured limits. Cash deposits in excess of insured limits amounted to $1,003,258 at June 30, 2021. Cash and cash equivalents includes $108,648 being held in money market funds or savings accounts. Restricted cash represents a certificate of deposit held as security by one of the Company's landlords. This deposit automatically renews after a maturity period of 6 months.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company's business consists substantially of commissions based on customer transactions and income from proprietary trading. United States generally accepted accounting principles require that commission revenues and proprietary trading gains and losses are recorded on a trade date basis. With regards to commission income, the performance obligation is generally satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. The Company is a non-clearing broker and, accordingly, utilizes a clearing broker on a fully disclosed basis on application transactions.

Purchases and sales of securities and related commission revenues and clearing charges are recorded on a settlement date basis. For the year ending June 30, 2021, the difference between settlement date and trade date basis was not material. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs. As funds due from brokers are held at the Company's clearing broker or represent fees receivable from other major financial institutions, no allowance for doubtful accounts has been recorded.

The Company has entered into clear through/tri-party relationships with thirteen independent broker dealers. The Company, through its clearing relationship with Pershing, LLC, is responsible as an intermediary for the clearing of transactions for these thirteen broker dealers. The Company is compensated for these services and for the business risk assumed in the performance of the services provided.

Securities transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Investments in securities that are traded on a securities exchange are valued at the last reported sales price on the primary exchange on which the security is traded on the last business day of the year. Investments in securities traded in the over-the-counter market for which no market quotations are available are valued at the last reported bid price.

The Company files its federal and state corporate income tax returns using the accrual basis of accounting.

Accrued Expenses Payable of $546,234 have been recorded by management representing an estimate of expenses incurred, but not paid, as of June 30, 2021.

Depreciation of property and equipment is provided using straight-line methods over the useful life of the assets (5-7 years). Amortization of leasehold improvements is provided for by the straight-line method over the term of the lease.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Investments

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. The fair value hierarchy provides criteria for prioritizing inputs used to measure fair value into three levels:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 — Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments. The following are the Company's investments owned by level within the fair value hierarchy at June 30, 2021:

		Fair Value Measurements Using		
Description	**Total**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Assets: Investments in securities owned				
Common stock	$4,871,653	$4,871,653	$ -	$ -
Corporate bonds	26,714	26,594	120	-
Government agencies	507,449	507,449	-	-
Municipal bonds	2,405,698	2,401,948	3,750	-
Total	$7,811,514	$7,807,644	$ 3,870	$ -

3. FINANCIAL INSTRUMENTS AND RISK

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to the changes in market (market risk) or failures of the transactions. The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuation.

Financial Instruments and Risk (Continued)

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill its contractual obligations.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

The Company executes most of its customer trades through New York Stock Exchange member firms as an introducing broker and earns commission on its introduced customers. The Company has an agreement with its clearing brokers to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. The balance of payable to clearing broker at June 30, 2021 represents the net of a margin account and positive cash balances held by the Company's clearing broker.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risks in excess of that presented in the statement of financial condition. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs.

4. PROVISION FOR INCOME TAXES

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being "sustained" "when challenged" or "when examined" by the applicable tax authority.

PROVISION FOR INCOME TAXES (Continued)

Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended June 30, 2021 management has determined that there are no material uncertain income tax positions.

Management believes the Company's deferred income tax liability of $1,396,794 to be fully paid. The deferred income tax liability is primarily the result of unrealized gains on securities held that are not taxable until the related securities are sold and capital gains are realized. Accrued compensation and other expenses that are not deductible for tax purposes in the current year because they have not been paid within the time period required by tax law also contribute to the liability. Tax years beginning on or after June 30, 2017 remain subject to audit by Federal and State taxing authorities as of the date of this report.

5. Other Intangible Assets

In June 2004, the Company purchased certain intangible assets of Tradex Brokerage Service, Inc., under an asset purchase agreement. Additionally, in June 2008 the Company purchased intangible assets from a retired employee under an asset purchase agreement. In November 2020, Bernard Herold & Co., Inc. was merged into the Company and additional Goodwill was recorded in the amount of $379,342. The Company has adopted FASB Statement No. 142 "Goodwill and Other Intangible Assets" ("ACS 350"). The intangible assets acquired are determined to be wasting assets, as defined, with finite useful lives (12-15 years). As such, these intangible assets are subject to amortization. The financial statements include a charge for amortization in the amount of $16,205 for the year ended June 30, 2021.

The accompanying balance sheet reflects goodwill in the amount of $379,342 as a result of the merger with Bernard Herold & Co., Inc. In 2018, Bernard Herold & Co., Inc. purchased all of the stock owned by the Company's former majority shareholder and recorded goodwill representing the excess of purchase price over the Company's reported assets and liabilities. Goodwill is subject to an annual impairment test based on qualitative data. For the year ending June 30, 2021, management has determined that no impairment was necessary.

6. OTHER ASSETS

Other assets include $13,839 of advances paid to employees and are being expensed over various periods. These advances are reduced through monthly earnings If the employee for any reason ceases to be employed by the Company before the advance is satisfied the loan shall become due and payable.

7. COMMITMENTS

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, Leases (Topic 842) and issued subsequent amendments to the initial guidance in September 2017 within 2017-13 (not collectively Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. Lease expense is recorded on a straight-line basis over the term of the lease. Differences between lease expense and lease payments are recorded as deferred rent and combined with the Company's operating lease liability on the balance sheet. Topic 842 was effective for the Company's fiscal year ending June 30, 2020. The Company has implemented the new standards and the accompanying financial statements reflect such right-of-use assets and liabilities.

The Company leases office space in various locations under non-cancelable lease agreements which expire between June 2022 and April 2027. The Company's lease agreements generally contain provisions for escalations based on increases in certain costs incurred by the lessors. The Company has recorded an operating lease right-of-use asset and corresponding operating lease liability as of June 30, 2021 using a discount rate of 5.5% applied to its future minimum payments on all lease agreements, which are as follows:

Year Ended June 30,

2022	680,236
2023	240,554
2024	128,563
2025	132,420
2026	136,393
Thereafter	116,488
Total	$ 1,434,654

8. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of June 30, 2021, the Company had not entered into any subordinated loan agreements.

9. EMPLOYEE BENEFITS

The Company offers several employee benefits. The Company has a health insurance plan, a dental plan, a vision plan, a 401(k) plan, a supplemental insurance plan, a FLEX Spending plan, a group term life insurance plan and a group long term disability benefit plan. The Board of Directors has elected to contribute 100% toward the group term insurance plan and the group long term disability plan. The Board has elected to offer various levels of contribution based on pre-determined criteria to contribute toward the cost of health insurance and in some instances toward the cost of dental insurance. The expense included in the financial statements related to these plans is $221,684 for the year ending June 30, 2021.

10. RELATED PARTY TRANSACTION

Other assets include amounts receivable of $13,486 from related parties. Accounts payable and accrued expenses includes payables of $1,207 to related parties. Other liabilities includes payables of $223,675 to former Bernard Herold & Co., Inc. shareholders.

A related entity shares office space with the Company and utilizes certain management and administrative employees. Accordingly, the related entity is charged for the cost of compensation and related costs of such employees as well as a monthly fee to reimburse the Company for a portion of the cost of office space. The intercompany charge amounted to $683,877 for the year ending June 30, 2021 and is included in expense reimbursements in the accompanying statement of income.

On November 2, 2020, Bernard Herold & Co., Inc. merged with the Company. Pursuant to the merger plan, the assets and liabilities of Bernard Herold & Co., Inc. were combined with those of the Company. At the time of the merger, the Company's shareholders transferred their stock to a holding company, Percheron Asset Management Group, Inc., in exchange for shares of Percheron. Bernard Herold & Co., Inc.'s assets and liabilities as of the merger date are as follows:

RELATED PARTY TRANSACTION (Continued)

Cash and cash equivalents	$	164,639
Due from clearing broker		650,197
Securities owned, at market value		3,776,000
Goodwill		379,343
Operating lease right-of-use assets		544,360
Restricted cash		141,694
Other assets		79,019
Total assets		5,735,252
Accounts payable and accrued expenses		405,381
Operating lease liability		599,758
Other liabilities		223,675
Deferred income tax		1,184,000
Total liabilities		2,412,814
Shareholders' equity	$	3,322,438

11. RULE15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2021, the Company had net capital of $3,412,089 which exceeded the minimum requirement of $101,036 by $3,311,054 The Company's ratio of aggregate indebtedness to net capital was 0.44 to 1.

13. CONTINGENT LIABILITIES

The Company had no underwriting commitments and no significant contingent liabilities.

14. SUBSEQUENT EVENTS

Events have been evaluated through September 21, 2021, the date that these financial statements were available to be issued.

Herold & lantern Investments, Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1

JUNE 30, 2021

CREDITS			
Shareholders' equity			$5,702,306
Non-allowable assets			
Other Intangible assets	$	29,304	
Goodwill		379,343	
Furniture, equipment, and leasehold improvements, at			
cost, net of accumulated depreciation and amortization		18,980	
Restricted cash		143,675	
Other assets		205,132	
TOTAL NON-ALLOWABLE ASSETS			776,434
NET CAPITAL BEFORE HAIRCUTS			
ON SECURITIES POSITIONS			4,925,872
Haircuts on securities positions			1,513,783
NET CAPITAL			$3,412,089
AGGREGATE INDEBTEDNESS			
Accounts Payable and Accrued Expense		$	1,128,000
Deferred Rent			46,919
Income Taxes payable			13,680
Other Liabilities			326,938
TOTAL AGGREGATE INDEBTEDNESS		$	1,515,537
Minimum net capital requirement (6 2/3% of aggregate indebtedness)		$	101,036
Minimum dollar net capital requirement of reporting broker or dealer		$	100,000
Net capital requiremement		$	101,036
Excess net capital		$	3,311,053
Net capital less 120% of minimum required		$	3,290,846
Ratio of aggregate indebtedness to net capital is 0.85 to 1.			

RECONCILIATION OF ORIGINAL FOCUS REPORT TO AMENDED FILING

Net capital as reported in Company's Part II A (unaudited) FOCUS report	$3,788,175
Non-allowable asset classification corrections	(2,214)
Income tax adjustments	(147,948)
Accrued expense adjustment	20,000
Adjustment to Bernard Herold & Co., Inc. merger	(288,521)
Adjustments to operating leasing expense	42,597
Net capital per above	$ 3,412,089

The accompanying notes are an integral part of these financial statements.

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Herold & Lantern Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Herold & Lantern Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Herold & Lantern Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Herold & Lantern Investments, Inc. stated that Herold & Lantern Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Herold & Lantern Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Herold & Lantern Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, NY
September 21, 2021

HEROLD & LANTERN
INVESTMENTS, INC.
A Percheron Company

35 Pinelawn Road
Suite 101E
Melville, NY 11747

631-454-2000 Phone
631-454-2011 Fax
www.heroldlantern.com

Herold & Lantern Investments, Inc.
Exemption Report
Fiscal Year Ended June 30, 2021

To the best knowledge and belief of Herold & Lantern Investments, Inc. we claim the following:

Pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 Herold & Lantern Investments, Inc. is claiming an exemption from SEC Rule 15c3-3.

Herold & Lantern Investments, Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception.

Keith Lanton, President

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Herold & Lantern Investments, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Herold & Lantern Investments, Inc. and the SIPC, solely to assist you and SIPC in evaluating Herold & Lantern Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2021. Herold & Lantern Investments, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Herold & Lantern Investments, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Herold & Lantern Investments, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, NY
September 21, 2021

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 06/30/2021
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045285
Herold & Lantern Investments, Inc.
35 Pinelawn Road
Suite 101 E
Melville, NY 11747

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rick Alvarez 770-263-7300

WORKING COPY

2. A. General Assessment (item 2e from page 2) .... $ 10,308

   B. Less payment made with SIPC-6 filed (exclude Interest) .... (4,720)
   2/4/21
   _____ Date Paid

   C. Less prior overpayment applied .... (0)

   D. Assessment balance due or (overpayment) 5,588

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum 0

   F. Total assessment balance and interest due (or overpayment carried forward) .... $ 5,588

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐ $ 5,588
   Total (must be same as F above)

   H. Overpayment carried forward .... $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Herold & Lantern Investments, Inc.
(Name of Corporation, Partnership or other organization)

_____ (Authorized Signature)

President
(Title)

Dated the 26 day of August, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
_____ _____ _____
Postmarked Received Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/20
and ending 6/30/21

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 9,966,469

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

       Total additions   0

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   1,930,830

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   384,494

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   5,963

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

       Reimbursed overhead   683,877

       (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 60,041

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 88,998

       Enter the greater of line (i) or (ii)   88,998

       Total deductions   3,094,162

2d. SIPC Net Operating Revenues $ 6,872,307

2e. General Assessment @ .0015 $ 10,308

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